UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Auditor

On May 13, 2024, Starbox Group Holdings Ltd. (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaced YCM CPA INC. (“YCM”), the former independent registered public accounting firm of the Company, which the Company dismissed on the same day. The appointment of Enrome and the dismissal of YCM were made after careful consideration and evaluation process by the Company and were approved by the board of directors and the audit committee of the Company. The Company’s decision was not a result of any disagreement between the Company and YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

YCM served as the Company’s independent public accounting firm starting from 2022. The audit report of YCM on the consolidated financial statements of the Company for the fiscal years ended September 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of YCM until May 13, 2024, there had been no disagreements with YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to YCM’s satisfaction, would have caused YCM to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the Company’s engagement of YCM until May 13, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in Item 15. Controls and Procedures of the Company’s annual report on Form 20-F (File No. 001-41480).

The Company has provided YCM with a copy of the above disclosure and requested that YCM furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of YCM’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Enrome, neither the Company, nor someone on behalf of the Company, has consulted Enrome regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company or oral advice was provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Enrome regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-274484), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of YCM CPA INC. regarding Notice of Change of Auditors, dated May 13, 2024

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARBOX GROUP HOLDINGS LTD.

Date: May 13, 2024	By:	/s/ Lee Choon Wooi
Lee Choon Wooi
Chief Executive Officer, Director, and Chairman of the Board of Directors

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